 Prewrite

My fellow Prewriters,

I hope you are doing well. Our WeFunder is going live in a few weeks. What does this mean? Well, it gives anyone the opportunity to invest in Prewrite.

As a thank you for using our product, and being such a huge part of making it better, we're giving you early access.

We feel writers should own the future of how stories are created and shared, so please join us and checkout our WeFunder page at https://wefunder.com/prewrite

Sincerely,
David Rogers
Co-founder
